

August 25, 2011

Via E-mail
Mr. Matthew J. Hogan
Chief Financial Officer and Principal Accounting Officer
Durect Corporation
2 Results Way
Cupertino, CA 95014

>   **Re: Durect Corporation**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **Filed March 3, 2011**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2011**
>   **Filed August 5, 2011**
>   **File No. 0-31615**

Dear Mr. Hogan:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the year ended December 31, 2010
Notes to Financial Statements
2. Strategic Agreements, page 79

1. Regarding your third party collaborations discussed here as well as your recent collaboration with Zogenix disclosed in your Form 10-Q for the quarter ended June 30, 2011, please provide us proposed disclosure to be included in future periodic reports of the contingent consideration of each milestone as required by ASC 605-28-50-2.b. and how these milestones are substantive as required by ASC 605-28-50-2.c. and 50-2.d.

Form 10-Q for the Quarter Ended June 30, 2011
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 6

2. Please tell us how your accounting for milestone payments complies with the three criteria in ASC 605-28-25-2.

3. Please tell us how milestones based on the achievement of specified sales levels by a third-party collaborator meet one of the criteria in ASC 605-28-20.b. If they do not, provide us your analysis supporting your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant